UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Höegh LNG Partners LP dated August 19, 2020.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
99.1	Press release dated August 19, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP
Date: August 19, 2020
	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

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